Exhibit 17.1

February 13, 2004

Mr. John Collins

Chairman of the Board

InterCept, Inc.

3150 Holcomb Bridge Road

Suite 200

Norcross, GA 30071

Dear John:

The Special Committee, after carefully considering the advice of financial advisors determined that the Company should permit selected interested and capable strategic buyers to conduct due diligence and negotiations to evaluate a possible sale of the Company. The Board of Directors has determined to discontinue this process. As a result of this decision, I hereby resign as a director, Vice Chairman and member of various committees of the Company and its subsidiaries effective February 13, 2004 and request that this letter and the foregoing reasons for my resignation be disclosed publicly.

Yours very truly,

/s/ Boone A. Knox

Boone A. Knox